Exhibit 99.1

Therapix Biosciences Announces the Appointment of Josh Blacher as Chief Financial Officer

TEL AVIV, Israel, May 3, 2017 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) (“Therapix”), a specialty clinical stage pharmaceutical company specializing in the development of cannabinoid-based drugs, today announced that it has appointed Josh Blacher as Chief Financial Officer, effective immediately.

Mr. Blacher joins Therapix with ten years of experience in senior financial and business development related positions at publicly-traded biotechnology and pharmaceutical companies, as well as 14 years in capital markets in the United States. Prior to joining Therapix, Mr. Blacher served as Chief Financial Officer at Galmed Pharmaceuticals (NASDAQ: GLMD). Previously, Mr. Blacher also held senior positions in licensing and investing at Teva Pharmaceuticals, portfolio management at Deutsche Asset Management and equity research at Morgan Stanley, as well as in mergers & acquisitions at Lehman Brothers. Mr. Blacher holds an MBA in Finance from Columbia Business School.

“Now that Therapix has completed its U.S. IPO and NASDAQ listing, and initiated additional clinical trials, it is clear that we will need someone of Josh’s caliber to help us develop and bring awareness of our growth strategy to the U.S. capital markets, as well as monetize our assets globally. We’re confident that Josh’s broad-based experience and track record will help us accomplish our objectives,” commented Dr. Elran Haber, Therapix’s Chief Executive Officer and Dr. Ascher Shmulewitz, the Company’s Executive Chairman. Drs. Haber and Shmulewitz continued, “We’re delighted to welcome Josh to the company.”

“Therapix has all the makings of a successful specialty pharmaceutical company – compelling technology in areas of high unmet medical needs, strong management and long-term investors, as well as the financial wherewithal to execute its strategy,” commented Mr. Blacher. “I am very excited to join Therapix and look forward to helping the company unlock its significant potential.”

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in two internal drug development programs based on repurposing an FDA approved synthetic cannabinoid (dronabinol): Joint Pharma, developing THX-TS01 targeted to the treatment of Tourette’s syndrome; and BrainBright Pharma, developing THX-ULD01 targeted to the high value and under-served market of mild cognitive impairments. More information is available online at www.therapixbio.com.

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs, and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss accomplishing our objectives and that we have the financial wherewithal to execute our strategy. These forward-looking statements involve certain risks and uncertainties, including, among others, risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Therapix Biosciences Ltd.’s annual report on Form 20-F dated May 1, 2017 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For further information: Investor Contact: Josh Blacher, CFO, Therapix Biosciences, josh@therapixbio.com